SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 10-C

                   Report by Issuer of Securities Quoted on The NASDAQ

                          Interdealer Quotation System

                  Filed pursuant to Section 13 or 15(d) of the

                     Securities Exchange Act of 1934 and Rule 13a-17

                              or 15d-17 thereunder

                           First United Bancorporation
                 (Exact name of issuer as specified in charter)

                       304 Main Street, Anderson, SC 29621
                    (Address of principal executive offices)

Issuer's telephone number (including area code):  (803) 224-1112
                        I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1.    Title of Security:  First United Bancorporation - Common Stock

2.    Number of shares outstanding before the change:  2,204,028

3.    Number of shares outstanding after the change:  2,314,229 (approx)

4.    Effective date of change:  December 1, 1995

5.    Method of change: 5% stock dividend

     Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.): stock dividend Give brief description of transaction: 5% stock dividend

                          II. CHANGE IN NAME OF ISSUER

1.    Name prior to change

2.    Name after change

3.    Effective date of charter amendment changing name

4.    Date of shareholder approval of change, if required




DATE: October 26, 1995                    William B. West
                                                Sr. Vice President and
                                                Chief Financial Officer
                                                (Officer's signature and title)